Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-205433, 333-205435, and 333-205436 on Form F-3 of our reports dated March 1, 2016, relating to the consolidated financial statements of Abengoa Yield plc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Note 1 to the consolidated financial statements where the Directors describe some uncertainties regarding the current situation of its main shareholder, Abengoa, S.A., and their potential effects, if any, over the accompanying consolidated financial statements as of December 31, 2015 of the Company and the Management’s plans to address those uncertainties ), and the effectiveness of Abengoa Yield plc's internal control over financial reporting, appearing in this Annual Report on Form 20-F of Abengoa Yield plc for the year ended December 31, 2015.

/s/ Deloitte, S.L.

Seville, Spain

March 1, 2016